FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
SEP 2 3 2002
WASH. D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


02061983

19 September 2002

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX

Press release announcing the sale of Baltimore's hardware business, dated 19 September2002 ..


BALTIMORE
www.baltimore.com

Embargoed – Not for publication before 2:00pm, Thursday 19 September 2002

Baltimore Technologies plc announces sale of its hardware business for £4 million

London, UK – 19 September 2002 – Baltimore Technologies plc (London: BLM) today announced that it has completed an agreement to sell its hardware operations based in the UK, for a total consideration of £4 million to the Ireland based AEP Systems Limited. The transaction consideration consists of an initial cash payment of £3.0 million with retention against warranties of £0.3 million. The balance of the consideration, which is payable in cash, is contingent on AEP achieving certain levels of sales from now until 31 December 2004 for the Baltimore Hardware Products it has acquired. At the same time, AEP has appointed Baltimore as a worldwide distributor of Baltimore's former hardware products.

Bijan Khezri, Chief Executive Officer of Baltimore Technologies plc commented:

"This transaction represents an important milestone in strengthening our competitiveness in the marketplace. The combination of Baltimore's hardware products together with AEP's microprocessor-based technology represents a true gain for our customers. AEP's outstanding chip-design capabilities will not only substantially enhance the competitiveness of our existing hardware products but this strong partnership will provide Baltimore with an important platform to exploit chip-based security technology. Indeed, this transaction reinforces the software focus of our business around high-end authentication, authorization and digital signing systems in finance, government and wireless.."

AEP is a privately held company specialising in high performance cryptographic sub-systems and appliances for the SSL, PKI, VPN and Mobile markets. Its investors include b-Business Partners, ACT Venture Capital, Island Capital, and Intel.

In the year ended 31 December 2001, Baltimore's hardware operations made a net profit before tax of £0.3 million and had net assets of £2.2 million Proceeds from the acquisition will be used for general corporate purposes. Baltimore's Hardware operation comprises approximately 30 employees based in Hemel Hempstead who are being retained by AEP.i It specialises in designing, and developing high security cryptographic hardware products, for use, in particular, in Finance, and Government.

Pat Donnellan Chief Executive Officer of AEP Systems said:

""The acquisition is an important step towards leading AEP to market leadership in the e-security and acceleration hardware business," commented Pat Donnellan, CEO, AEP Systems. "Baltimore's hardware business is an excellent strategic and cultural fit. Both organizations have experienced and talented teams. By creating one cohesive unit, we can take full advantage of these critical assets to expand the market reach of the combined product range. With the addition of SureWare products, AEP strengthens and broadens its product range. In turn, new versions of SureWare products will benefit from AEP's chip technology, providing Baltimore with improved hardware products to underpin their software solutions."

For further information:

Edward Bridges/Alastair Hetherington
Financial Dynamics
Tel: +44 207 831 3113

About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions address the fundamental security needs of e-business. Baltimore's e-security technology provides companies with the necessary tools to verify the identity of transaction partners and securely manages which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

About AEP Systems

AEP Systems is a leading provider of e-security and acceleration hardware products. The company's product range provides high performance cryptographic appliances, sub-systems and ASIC technology that deliver industry leading speeds for Secure Socket Layer (SSL), Public Key Infrastructure (PKI), Virtual Private Networks (VPN), and mobile markets. AEP Systems' core expertise in cryptographic accelerator technology enables the company to provide secure solutions to organizations worldwide. Customers include financial institutions, government bodies, healthcare organizations, e-tailers and OEMs.

Founded in 1998, AEP Systems is privately held and based outside Dublin, Ireland with offices in the UK, USA (Boston and Palo Alto) and Asia-Pacific (Hong Kong and Tokyo).

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: ______________________
Name: Simon Enoch
Title: Secretary and General Legal Counsel

Date: 2002

NY_DOCS\419130.1